FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
 Imfinzi approved in the US for endometrial cancer

17 June 2024

Imfinzi plus chemotherapy approved in the US for
mismatch repair deficient advanced or recurrent endometrial cancer

Approval based on DUO-E trial results, which showed Imfinzi reduced the risk of disease progression or death by 58% vs. chemotherapy

AstraZeneca's Imfinzi (durvalumab) in combination with carboplatin and paclitaxel followed by Imfinzi monotherapy has been approved in the US as treatment for adult patients with primary advanced or recurrent endometrial cancer that is mismatch repair deficient (dMMR).1

The approval by the Food and Drug Administration (FDA) was based on the results of a prespecified exploratory subgroup analysis by MMR status in the DUO-E Phase III trial. Results from DUO-E were published in the Journal of Clinical Oncology.

In the trial, Imfinzi plus carboplatin and paclitaxel followed by Imfinzi monotherapy (Imfinzi arm) reduced the risk of disease progression or death by 58% in patients with dMMR endometrial cancer versus chemotherapy alone (hazard ratio 0.42; 95% confidence interval 0.22-0.80).2

In the US, endometrial cancer is the fourth most common cancer in women, with more than 66,000 patients diagnosed and almost 12,000 deaths in 2022.3,4 Patients diagnosed at an early stage of disease have a five-year survival rate of approximately 80-90%, but there is a significant need for new treatment options for people with advanced disease, where the survival rate falls to less than 20%.5,6

Shannon N. Westin, Professor of Gynecologic Oncology and Reproductive Medicine at The University of Texas MD Anderson Cancer Center, and principal investigator of the trial, said, "With the incidence and mortality of endometrial cancer expected to continue to increase significantly in the coming decades, it is more important than ever that we bring new treatment options to patients at the earliest possible moment in their care. This approval underlines clear evidence that durvalumab plus chemotherapy followed by durvalumab monotherapy delivers important clinical benefits for patients with mismatch repair deficient endometrial cancer."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "There have been limited advances in the treatment of endometrial cancer in the last few decades, and continued innovation is critical as the burden of this cancer is expected to grow in the future. Immunotherapy in combination with chemotherapy is emerging as a new standard of care in this setting, and the approval of Imfinzi offers an important new option for patients with mismatch repair deficient disease."

The safety and tolerability profile of the Imfinzi and chemotherapy regimen was generally manageable, well tolerated and broadly consistent with prior clinical trials with no new safety signals.1,2

The Lynparza (olaparib) and Imfinzi arm, which investigated Imfinzi plus chemotherapy followed by Imfinzi plus Lynparza as maintenance therapy, also met the primary endpoint of progression-free survival (PFS). The trial continues to assess OS as a key secondary endpoint for both arms. Regulatory applications for both Imfinzi as well as Imfinzi and Lynparza regimens are currently under review in the EU, Japan and several other countries based on the DUO-E results.

Notes

Endometrial cancer
Endometrial cancer is a highly heterogeneous disease that originates in the tissue lining of the uterus and is most common in women who have already been through menopause, with the average age at diagnosis being over 60 years old.7-10 It is the sixth most common cancer in women worldwide.11,12 Incidence and mortality of endometrial cancer are expected to increase by approximately 61% and 87% respectively (from 420,400 cases and 97,700 deaths in 2022 to 676,300 cases and 183,100 deaths) in 2050.13

The majority of patients with endometrial cancer are diagnosed at an early stage of disease, where the cancer is confined to the uterus.9,10 They are typically treated with surgery and/or radiation, and the five-year survival rate is high (approximately 80-90%).5,6 Patients with advanced disease (Stage III-IV) usually have a much poorer prognosis, with the five-year survival rate falling to less than 20%.5,6 Immunotherapy combined with chemotherapy is emerging as a new standard of care for advanced endometrial cancer, particularly for patients with dMMR disease, who make up approximately 20-30% of all patients with this type of cancer.6,14,15,16 There remains a high unmet need for treatments for the remaining 70-80% of endometrial cancer patients with pMMR disease.15,16

DUO-E
The DUO-E trial (GOG 3041/ENGOT-EN10) is a three-arm, randomised, double-blind, placebo-controlled, multicentre Phase III trial of 1st-line Imfinzi (durvalumab) plus platinum-based chemotherapy (carboplatin and paclitaxel) followed by either Imfinzi monotherapy or Imfinzi plus Lynparza (olaparib) as maintenance therapy versus platinum-based chemotherapy alone as a treatment for patients with newly diagnosed advanced or recurrent endometrial cancer.

The DUO-E trial randomised 699 patients with newly diagnosed advanced or recurrent epithelial endometrial carcinoma to receive either Imfinzi (1120mg) or placebo, given every three weeks in addition to standard-of-care platinum-based chemotherapy. After 4-6 cycles of chemotherapy, patients (whose disease had not progressed) then received either Imfinzi (1500mg) or placebo every four weeks as maintenance, plus 300mg Lynparza (300mg BID [2x150mg tablets, twice a day]) or placebo until disease progression.

The dual primary endpoint was PFS of each treatment arm versus standard of care. Key secondary endpoints included overall survival (OS), safety and tolerability. The trial continues to assess OS for both Imfinzi monotherapy and Imfinzi plus Lynparza as maintenance therapy in the overall trial population. Mismatch repair (MMR) status, recurrence status and geographic location were stratification factors. The trial was sponsored independently by AstraZeneca and conducted in 253 study locations across 22 countries including the US, Europe, South America and Asia.

For more information about the trial, please visit ClinicalTrials.gov.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

In addition to its indications in unresectable, Stage III NSCLC and ES-SCLC, Imfinzi is currently approved in a number of countries in combination with a short course of tremelimumab (Imjudo) and chemotherapy for the treatment of metastatic NSCLC.

Imfinzi is also approved in a number of countries in combination with chemotherapy in locally advanced or metastatic biliary tract cancer and in combination with Imjudo in unresectable hepatocellular carcinoma (HCC). Imfinzi is also approved as a monotherapy in unresectable HCC in Japan and the EU.

Since the first approval in May 2017, more than 220,000 patients have been treated with Imfinzi. As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, breast cancer, several gastrointestinal cancers and other solid tumours.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as monotherapy and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   Imfinzi (durvalumab) US prescribing information; Jun 2024.
2.   Shannon N. Westin et al. Durvalumab Plus Carboplatin/Paclitaxel Followed by Maintenance Durvalumab With or Without Olaparib as First-Line Treatment for Advanced Endometrial Cancer: The Phase III DUO-E Trial. JCO 42, 283-299(2024).
3.   World Health Organization. IARC. Absolute numbers, Incidence, Females, in 2022. United States of America. Available at: https://gco.iarc.fr/today/en/dataviz/pie?mode=cancer&cancers=24&sexes=2&group_populations=1&populations=840. Accessed Jun 2024.
4.   World Health Organization. IARC. Corpus Uteri. Estimated numbers from 2022 to 2050, United States, Females, age [0-85+]. Available at: https://gco.iarc.who.int/tomorrow/en/dataviz/trends?multiple_populations=1&cancers=24&populations=840. Accessed Jun 2024.
5.   Cao SY, et al. Recurrence and survival of patients with stage III endometrial cancer after radical surgery followed by adjuvant chemo- or chemoradiotherapy: a systematic review and meta-analysis. BMC Cancer. 2023 Jan 9;23(1):31.
6.   Haj Hamoud B, et al. The Evolving Landscape Of Immunotherapy In Uterine Cancer: A Comprehensive Review. Life. 2023;13(7):1502.
7.   Dork T, et al. Genetic Susceptibility to Endometrial Cancer: Risk Factors and Clinical Management. Cancers (Basel). 2020;12(9):2407.
8.   American Cancer Society. What is Endometrial Cancer? Available at https://www.cancer.org/cancer/endometrial-cancer/about/what-is-endometrial-cancer.html. Accessed Jun 2024.
9.   Oakin A, et al. ESMO Guidelines. Endometrial Cancer: ESMO Clinical Practice Guidelines for Diagnosis, Treatment and Follow-Up. Ann Oncol. 2022;33(9):860-877.
10.  Cancer.Net. Uterine Cancer: Statistics. Available at: https://www.cancer.net/cancer-types/uterine-cancer/statistics. Accessed Jun 2024.
11.  World Cancer Research Fund International. Endometrial Cancer Statistics. Available at https://www.wcrf.org/cancer-trends/endometrial-cancer-statistics/. Accessed Jun 2024.
12.  World Health Organisation. IARC. Corpus Uteri. Absolute numbers, Incidence, Females in 2022. Available at: https://gco.iarc.who.int/today/en/dataviz/pie?mode=cancer&group_populations=1&populations=900&sexes=2. Accessed Jun 2024.
13.  World Health Organization. IARC. Corpus Uteri. Estimated Numbers From 2022 To 2050, Females, Age [0-85+] World. Available at https://gco.iarc.who.int/tomorrow/en/dataviz/trends?multiple_populations=1&cancers=24. Accessed Jun 2024.
14.  Gov.uk. MHRA Authorises Monoclonal Antibody Treatment, Jemperli, To Be Used With Chemotherapy For Endometrial Cancer. Available at https://www.gov.uk/government/news/mhra-authorises-monoclonal-antibody-treatment-jemperli-to-be-used-with-chemotherapy-for-endometrial-cancer. Accessed Jun 2024.
15.  Yang Y, et al. Molecular Subtypes Of Endometrial Cancer: Implications For Adjuvant Treatment Strategies. International Journal of Gynecology & Obstetrics. 2023;00:1-24.
16.  Kelkar SS, et al. Treatment Patterns And Real-World Clinical Outcomes In Patients With Advanced Endometrial Cancer That Are Non-Microsatellite Instability High (Non-MSI-High) Or Mismatch Repair Proficient (Pmmr) In The United States. Gynecologic Oncology Reports. 2022;42:101026.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 June 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary